Lumen Technologies, Inc.
100 CenturyLink Drive
Monroe, Louisiana 71203

November 3, 2021

VIA EDGAR
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:    Notice of disclosure filed in Quarterly Report on Form 10-Q under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934

Ladies and Gentlemen:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that Lumen Technologies, Inc. has made disclosure pursuant to such provisions in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2021, which was filed with the U.S. Securities and Exchange Commission on November 3, 2021.

Respectfully submitted,

Lumen Technologies, Inc.

By:     /s/ Stacey W. Goff
Stacey W. Goff
Executive Vice President, General Counsel and Secretary